FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 30, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Redemption of American Depositary Shares Representing Non-Cumulative USD Preference Shares Series M, N, P and Q

30 July 2015

The Royal Bank of Scotland Group plc (“RBSG”) has given notice to holders of the redemption on 1 September 2015 (the “Redemption Date”), in whole, of the following series of Non-cumulative USD Preference Shares and the corresponding series of American Depositary Shares (“ADSs”):

(i)	Non-cumulative USD Preference Shares, Series M (ADS CUSIP: 780097796; ADS ISIN: US7800977966), amount outstanding US$578,146,725 (the “Series M preference shares”);

(ii)	Non-cumulative USD Preference Shares, Series N (ADS CUSIP: 780097770; ADS ISIN: US7800977701), amount outstanding US$552,829,000 (the “Series N preference shares”);

(iii)	Non-cumulative USD Preference Shares, Series P (ADS CUSIP: 780097762; ADS ISIN: US7800977628), amount outstanding US$247,082,675 (the “Series P preference shares”); and

(iv)	Non-cumulative USD Preference Shares, Series Q (ADS CUSIP: 780097754; ADS ISIN: US7800977545), amount outstanding US$516,173,450 (the “Series Q preference shares”, and together with the Series M preference shares, the Series N preference shares and the Series P preference shares, the “Preference Shares”), at the redemption price, with respect to each series of Preference Shares and the corresponding series of ADSs, of US$25.00 per Preference Share and per ADS plus accrued dividends for the current dividend period to the Redemption Date, which dividend shall equal $0.275556 per Series M preference share, $0.273403 per Series N preference share, $0.269097 per Series P preference share and $0.290625 per Series Q preference share. The redemption amount with respect to each series of Preference Shares shall be paid out of distributable profits of RBSG. The Preference Shares will cease to accrue dividends and shall be cancelled and all unmatured dividend coupons and talons (if any) shall become void for any purpose, as from the Redemption Date.

On the Redemption Date, the depositary for the American depositary receipts evidencing the ADSs will redeem the number of ADSs corresponding to the relevant Preference Shares being redeemed at a price per ADS equal to the per share amount received by the depositary upon redemption of the relevant Preference Shares. As from the Redemption Date, the holders of the ADSs representing each series of Preference Shares will, upon surrender of the ADSs, be entitled to receive funds deposited with The Bank of New York Mellon as depositary with respect to the Preference Shares of that series, without interest. The ADSs will cease to trade on the New York Stock Exchange from the Redemption Date.

Holders of the ADSs should read the notice relating to the redemption of the relevant series of Preference Shares and Letter of Transmittal included in such notice for information on the actions that they need to undertake to receive the redemption proceeds.

For further information and copies of the notices and Letters of Transmittal, please contact:

The Bank of New York Mellon (depositary) at telephone number 1 866 300 4353; international callers may telephone +001 201 680 6825.

The Royal Bank of Scotland Group plc:

RBS Investor Relations

Matthew Richardson

Head of Debt Investor Relations

Tel: +44 (0) 20 7678 1800

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBSG's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBSG's actual results are discussed in RBSG's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBSG's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBSG does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	July 30, 2015	By:	/s/ Alan Ewing Mills
			Name:	Alan Ewing Mills
			Title:	Assistant Secretary